EXHIBIT 12.3

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Plus Preferred Security Dividend Requirements

	For the Three Months Ended March 31,		For the Years Ended December 31,

	2009	2008	2008	2007	2006	2005	2004
			(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$209	$202	$592	$637	$448	$583	$592
Fixed Charges	81	83	332	339	353	349	369
Preferred Securities Pre Tax	(2)	(2)	(7)	(7)	(7)	(7)	(7)
Earnings	$288	$283	$917	$969	$794	$925	$954

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$79	$81	$325	$332	$346	$342	$362
Interest Factor in Rentals	-	-	-	-	-	-	-
Preferred Securities Dividends	1	1	4	4	4	4	4
Adjustment to state Preferred Securities Dividends on a pre-
income tax basis	1	1	3	3	3	3	3
Total Fixed Charges	$81	$83	$332	$339	$353	$349	$369

Ratio of Earnings to Fixed Charges	3.56	3.41	2.76	2.86	2.25	2.65	2.59

(A)

The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period (b) the actual amount of any preferred securities dividend requirements of majority owned subsidiaries (c) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)

Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount and premium expense (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSE&G.